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FILED VIA EDGAR

September 16, 2021

John Kernan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE
Washington, DC 20549

Re:	Victory Portfolios, File No. 811-04852
Victory Portfolios II, File No. 811-22696
Victory Variable Insurance Funds, File No. 811-08979

Dear Mr. Kernan:

On behalf of Victory Portfolios (VP), Victory Portfolios II and Victory Variable Insurance Funds (VVIF) (collectively, the "Registrants") we submit this response to the comments from the Staff of the U.S. Securities and Exchange Commission (the "Commission") relating to certain financial reports with respect to certain series portfolios of the Registrants (the "Funds"), as required by the Sarbanes-Oxley Act of 2002 and the Commission's rules.

Below we identify in bold the Staff's comments, and note in regular type our responses. We have attempted to accurately restate the Staff's comments, which were provided on August 18, 2021.

1)Please consider enhancing the Management Discussion of Fund Performance ("MDFP") to include a broader discussion of factors that materially affected performance during the most recent fiscal year, and specifically the investment strategies and techniques used by the Funds' investment adviser, as required 27(b)(7) of form N-1A.

The Staff notes that management's disclosure of certain factors such as the investment strategies and techniques employed by the investment adviser is

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extremely brief and could be enhanced to assist understanding of their contributions to the Funds' performance.

For example VictoryShares USAA MSCI USA Value Momentum ETF, which is managed to a custom index designed to provide exposure to equity securities of large and mid- capitalization securities within the MSCI index that have higher exposure to value and momentum factors, while also maintaining moderate index turnover and lower volatility than traditional capitalization weighted indexes. The Fund's performance matched its custom index but underperformed the Russell 1000 index by -19%. The underperformance was attributed primarily to a sector underweight and overweight to Information Technology and Industrials sectors, respectively. There was no specific sector level performance attribution provided to supplement the statements and no discussion of the adequacy of the design and relative operating effectiveness of the custom index to aid the reader's overall understanding of fund performance.

In another example, Victory Market Neutral Income Fund, the MDFP was similarly brief with only a single sentence to discussing the relative performance of the investment strategies employed by the investment adviser.

Response: In future reports, the Registrants will enhance disclosures in the MDFP to include a broader discussion of factors that materially affected performance, consistent with the staff's comment.

2)We note that certain Funds, for example VictoryShares US 500 Enhanced Volatility Wtd ETF, have reported high portfolio turnover in financial highlights. This has been accompanied by footnote that "portfolio turnover increased significantly due to changes in the volume and timing of purchases and sale of portfolio holdings during the year." If similar disclosure is being evaluated for inclusion in future financial statements, please consider enhancing the explanatory disclosure to provide readers with a clearer understanding of the underlying root causes of the higher turnover.

Response: Certain Funds seek to track the performance of an index that utilizes a "Long/Cash" methodology, which is designed to reduce the index's exposure to the market during periods of significant market decline. Thus, in periods of extreme market volatility, the underlying index methodology calls for the purchase and sale of securities to a greater extent than would occur during periods of lower market volatility.

In future reports, these Funds will include the following disclosure, as appropriate: Increased trading levels in a given year reflect additional portfolio transactions required to track the "enhanced volatility" methodology of the Fund's underlying index. The Fund expects trading levels to be lower during periods of lower market volatility.

3)The VictoryShares USAA Core Short-Term Bond ETF held 18.2%, 23.4% and 22.7% of its net assets in the municipal bonds at as of June 30, 2020, December 31, 2020 and March 31 2021, respectively. However, the recent prospectus dated October 28, 2020 does not include a description of the risks attributed to this particular asset class in the principal risks section. Please explain why the disclosures in the prospectus are appropriate given the significance of this asset class in the portfolio.

Response: The Registrant believes its existing prospectus risk disclosure concerning investments in debt securities (including interest rate, credit risk, liquidity and market risks) sufficiently covers the principal risks associated with municipal bond holdings. In the future, the Registrant will evaluate whether it is necessary to revise its prospectus disclosure to reflect additional risks.

4)With respect to the Victory Strategic Allocation Fund, please explain why the Fund has not included the disclosure required by ASC 946. See ASC 946-235-50-5.

Response: The Registrant acknowledges the disclosure requirements and will ensure that future reports, beginning with the October 31, 2021 shareholder report, will include the required disclosure.

If you have any questions, please call me at 212-839-8600 or Matthew Kutner at 212- 839-8679.

Very truly yours,

/s/ Jay G. Baris

Jay G. Baris

cc:Leigh A. Wilson, Chair, Victory Funds Board of Trustees

David Meyer, Chair, Audit and Risk Oversight Committee, Victory Funds Board of Trustees

Christopher K. Dyer, Victory Capital Management Inc. Erin G. Wagner, Victory Capital Management Inc. Scott A. Stahorsky, Victory Capital Management Inc.

Allan Shaer, Citi Fund Services of Ohio, Inc. Nathan J. Greene, Sidley Austin LLP Matthew J. Kutner, Sidley Austin LLP